OMB APPROVAL
                                                     OMB Number: 3235-0145
                                                     Expires: February 28, 2009
                                                     Estimated average burden
                                                     hours per response. . . 11




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                             Cheniere Energy, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.003 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   16411R208
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                 July 26, 2007
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /  Rule 13d-1(b)
/x/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 9 Pages
                             Exhibit List: Page 8

-------------------------------------------------------------------------------
CUSIP No. 16411R208                   13G                     Page 2 of 9 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:
          I.R.S. Identification Nos. of above persons (entities only):

          Pendragon Capital LLP

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group            (a) / /
                                                                      (b) /x/
-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization:  United Kingdom

-------------------------------------------------------------------------------
                         5. Sole Voting Power:  2,943,090

                         ------------------------------------------------------
  NUMBER OF SHARES       6. Shared Voting Power: 0
 BENEFICIALLY OWNED
  BY EACH REPORTING      ------------------------------------------------------
    PERSON WITH          7. Sole Dispositive Power: 2,943,090

                         ------------------------------------------------------
                         8. Shared Dispositive Power: 0

-------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,943,090

-------------------------------------------------------------------------------
10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)                                                     /  /

-------------------------------------------------------------------------------
11.Percent of Class Represented by Amount in Row (9): 6.23%

-------------------------------------------------------------------------------
12.Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

------------------------------------------------------------------------ ------
CUSIP No. 16411R208                   13G                     Page 3 of 9 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:
          I.R.S. Identification Nos. of above persons (entities only):

          Pendragon (Master) Fund Ltd.

-------------------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group              (a) / /
                                                                        (b) /x/
-------------------------------------------------------------------------------

3.        SEC Use Only
-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Cayman Islands
-------------------------------------------------------------------------------
                         5. Sole Voting Power:  2,465,578

                         ------------------------------------------------------
  NUMBER OF SHARES       6. Shared Voting Power: 0
 BENEFICIALLY OWNED BY
   BY EACH REPORTING     ------------------------------------------------------
    PERSON WITH          7. Sole Dispositive Power: 2,465,578

                         ------------------------------------------------------
                         8. Shared Dispositive Power: 0

-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting
          Person: 2,465,578

-------------------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                               / /

-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9): 5.22%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

                                                              Page 4 of 9 Pages
Item 1(a).     Name of Issuer:

               Cheniere Energy, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               700 Milam Street, Suite 800, Houston, Texas 77002

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Pendragon Capital LLP ("Pendragon Capital") and Pendragon (Master) Fund Ltd. ("Pendragon (Master) Fund"). This statement relates to Shares (as defined herein) held by Pendragon (Master) Fund and another fund for which Pendragon Capital serves as investment manager (together, the "Funds"). Pursuant to management agreements between the Funds and Pendragon Capital, Pendragon Capital may be deemed to have voting and dispositive power over the Shares held by the Funds and may therefore be deemed to be the beneficial owner of such Shares. Pendragon (Master) Fund may be deemed to have voting and dispositive power over the Shares it holds and may therefore be deemed to be the beneficial owner of such Shares.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Berkeley Square House, 4-19 Berkeley Square, London W1J 6BR, United Kingdom

Item 2(c).     Citizenship:

               Pendragon Capital is a limited liability partnership organized under the laws of the United Kingdom. Pendragon (Master) Fund is a limited liability company organized under the laws of the Cayman Islands.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.003 per share (the "Shares")

Item 2(e).     CUSIP Number:

               16411R208

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) / / Broker or dealer registered under Section 15 of the Exchange Act;

            (b) / /   Bank as defined in section 3(a)(6) of the Exchange Act;

            (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                                                              Page 5 of 9 Pages



            (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940;

            (e) / /   An investment adviser in accordance with Rule 13d-1(b)
                      (1)(ii)(E);

            (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) / / A savings association as defined in Section 3(b)of the Federal Deposit Insurance Act;

            (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

            (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a) Amount beneficially owned:

            As of August 2, 2007, Pendragon Capital may be deemed to be the beneficial owner of the aggregate 2,943,090 Shares held by the Funds. These 2,943,090 Shares consist of 2,465,578 Shares held by Pendragon (Master) Fund and 477,512 Shares held by another Fund. As of August 2, 2007, Pendragon (Master) Fund may be deemed to be the beneficial owner of the 2,465,578 Shares it held.

            (b) Percent of class:

            Based on the Issuer having 47,274,148 Shares outstanding as of July 26, 2007 (as reported in the Current Report on Form 8-K filed by the Issuer on July 26, 2007), as of August 2, 2007,
            (i) Pendragon Capital may be deemed to be the beneficial owner of approximately 6.23% of the total number of Shares outstanding (consisting of approximately 5.22% held by Pendragon (Master) Fund and approximately 1.01% held by another
            Fund); and (ii) Pendragon (Master) Fund may be deemed to be the beneficial owner of approximately 5.22% of the total number of Shares outstanding.

            (c) Number of shares as to which the reporting person has:

            Pendragon Capital

                (i)   Sole power to vote or to direct the vote:       2,943,090

                (ii)  Shared power to vote or to direct the vote:             0

                (iii) Sole power to dispose or to direct the
                      disposition of:                                 2,943,090

                                                              Page 6 of 9 Pages

                (iv)  Sole power to dispose or to direct the
                      disposition of:                                         0

            Pendragon (Master) Fund

                (i)   Sole power to vote or to direct the vote:       2,465,578

                (ii)  Shared power to vote or to direct the vote:             0

                (iii) Sole power to dispose or to direct the
                      disposition of:                                 2,465,578

                (iv)  Sole power to dispose or to direct the
                      disposition of:                                         0

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof each of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership interests in the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below each of the reporting persons certifies that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 2007               PENDRAGON CAPITAL LLP


                                     By: /s/ Kaveh Sheibani
                                         -----------------------------------
                                         Name:  Kaveh Sheibani
                                         Title:    Partner


                                     PENDRAGON (MASTER) FUND LTD.

                                     By: PENDRAGON CAPITAL LLP,
                                         as Investment Manager


                                     By: s/ Kaveh Sheibani
                                         -----------------------------------
                                         Name:  Kaveh Sheibani
                                         Title: Partner

                                                              Page 8 of 9 Pages


                                 EXHIBIT LIST

                                                                       Page No.
                                                                       --------

   A.  Joint Filing Agreement, dated as of August 6, 2007, by and between Pendragon Capital LLP and Pendragon (Master)
       Fund Ltd.....................................................      9

                                                              Page 9 of 9 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Cheniere Energy, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 6, 2007.


Dated:  August 6, 2007               PENDRAGON CAPITAL LLP


                                     By: /s/ Kaveh Sheibani
                                         -----------------------------------
                                         Name:  Kaveh Sheibani
                                         Title: Partner


                                     PENDRAGON (MASTER) FUND LTD.


                                     By: PENDRAGON CAPITAL LLP,
                                         as Investment Manager


                                     By: /s/ Kaveh Sheibani
                                         -----------------------------------
                                         Name:  Kaveh Sheibani
                                         Title: Partner